AGREE REALTY CORPORATION
31850 Northwestern Highway
Farmington Hills, MI  48334
(248) 737-4190
(248) 737-9110  Fax

July 21, 2011

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010, filed March 15, 2011
File No. 001-12928

Dear Mr. Woody:

This correspondence is our response to your comment letter dated July 7, 2011, regarding the Company’s filings with the Commission referenced above.  For your convenience, your comments are reproduced in italics before the Company’s responses thereto.

***

Form 10-K for the year ended December 31, 2010

Development and Acquisition Summary, page 18

1.
We note your response to comment 2 in our letter dated June 2, 2011.  Please revise future periodic filings to disclose how you calculate NOI for the purposes of arriving at your weighted average capitalization rate for your acquisitions and dispositions, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses.

Response

If and when the Company discloses capitalization rates for material acquisitions and/or dispositions in future periodic filings, it will also describe how it calculated NOI for such purposes, including how it makes assumptions on future occupancy, rents or property expenses, if any.

Mr. Kevin Woody, Accounting Branch Chief
July 21, 2011

Financial Statements

Consolidated Balance Sheets, page F-3

2.
We have considered your response to our prior comment 6.  We are unclear how you determined that none of the disclosure requirements discussed in ASC Topic 805-10-50-2 (a) through (g) are relevant to the acquisition of single tenant properties.  Additionally, please tell us the total acquisition cost of properties acquired during 2010 and provide us with a analysis that reconciles the assets and liability recorded as part of the acquisitions to the purchase price.

Response

ASC Topic 805-10-50-2 (a) through (g), states, “… acquirer shall disclose the following information for each business combination that occurs during the reporting period:

(a)       The name and a description of the acquiree.
(b)       The acquisition date.
(c)       The percentage of voting equity interests acquired.
(d)	The primary reasons for the business combination and a description of how the acquirer obtained control of the acquiree.
(e)	For transactions that are recognized separately from the acquisition of assets and assumptions of liabilities in the business combination (see paragraph 805-10-25-20)...
(f)
The disclosure of separately recognized transactions required in (e) shall include the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized. The amount of any issuance costs not recognized as an expense and how they were recognized also shall be disclosed.

(g)       In a business combination achieved in stages…”

Below is an analysis of sections (a) through (g) and their relevance to the acquisition of single tenant properties.

(a)  The Company concluded that since acquisitions were unnamed single-tenant properties, the name and description were not considered relevant.

(b)  The Company concluded that since the acquisitions were not individually material and none individually exceeded the threshold for reporting pursuant to Item 2.01 of Form 8-K, that the acquisition date of each individual acquisition was not considered relevant.

(c)  The Company purchased real property assets and obtained 100% control. No voting equity interests were acquired therefore the percentage of voting equity interests were not considered relevant.

(d)  The Company acquired each single-tenant property to expand the Company’s real estate portfolio while simultaneously achieving accretive returns in excess of the Company’s cost of capital.  However, this reason is implicit in any real estate acquisition by any real estate investor, and therefore, was not considered relevant.

Mr. Kevin Woody, Accounting Branch Chief
July 21, 2011

(e)  There were no transactions recognized separately, therefore these disclosures were not considered relevant.

(f)  There were no transactions recognized separately, therefore these disclosures were not considered relevant.

(g)  None of the business combinations were achieved in stages, therefore these disclosures were not considered relevant.

The total purchase price for properties acquired during 2010 was approximately $37.0 million.  Below is a breakdown of the allocation of the purchase price, including an allocation of approximately $8.2 million to lease intangibles due to the purchase of nine single-tenant properties with an “in-place” lease:

Land	Building	Lease Intangible	Total
$16,300,000	$12,526,000	$8,203,000	$37,029,000

***

Mr. Kevin Woody, Accounting Branch Chief
July 21, 2011

Please note that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information of if we can be of any further assistance, please call me at (248) 737-4190.

Very truly yours,

/s/ Alan D. Maximiuk
Alan D. Maximiuk
Vice President, Chief Financial Officer and Secretary

cc:	Securities and Exchange Commission
Robert Telewicz
Adam Turk
Sonia Barros

DLA Piper LLP (US)
Jeffrey M. Sullivan
Kerry E. Johnson

Baker Tilly Virchow Krause, LLP
Scott Riser